SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934

(Amendment No. __)*

Okta, Inc.
(Name of Issuer)

Class A Common Stock
(Title of Class of Securities)

679295105
(CUSIP Number)

December 31, 2017
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Page 1 of 18 Pages

Exhibit Index Contained on Page 17

CUSIP NO. 679295105	13 G	Pages 2 of 18

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Andreessen Horowitz Fund I, L.P. (“AH I”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
5,264,301 shares[1], except that AH Equity Partners I, L.L.C. (“AH Equity I”), the general partner of AH I, may be deemed to have sole power to vote these shares, and Marc Andreessen (“Andreessen”) and Ben Horowitz (“Horowitz”), the managing members of AH Equity I, may be deemed to have shared power to vote these shares.
	6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
5,264,301 shares[1], except that AH Equity I, the general partner of AH I, may be deemed to have sole power to dispose of these shares, and Andreessen and Horowitz, the managing members of AH Equity I, may be deemed to have shared power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,264,301
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.3%[2]
12	TYPE OF REPORTING PERSON* PN

1 Represents 5,264,301 shares of Class B Common Stock held directly by AH I. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock.

2 Based on 58,191,403 shares of the Issuer’s Class A Common Stock outstanding as of December 31, 2017, as reported by the Issuer to the Reporting Person, plus 5,264,301 shares of the Issuer’s Class B Common Stock held by the Reporting Person as of December 31, 2017, which are treated as converted into Class A Common Stock only for the purpose of computing the percentage ownership of the Reporting Person.

CUSIP NO. 679295105	13 G	Pages 3 of 18

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Andreessen Horowitz Fund I-A, L.P. (“AH I-A”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
736,791 shares[1], except that AH Equity I, the general partner of AH I-A, may be deemed to have sole power to vote these shares, and Andreessen and Horowitz, the managing members of AH Equity I, may be deemed to have shared power to vote these shares.
	6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
736,791 shares[1], except that AH Equity I, the general partner of AH I-A, may be deemed to have sole power to dispose of these shares, and Andreessen and Horowitz, the managing members of AH Equity I, may be deemed to have shared power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 736,791
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.3%[2]
12	TYPE OF REPORTING PERSON* PN

1 Represents 736,791 shares of Class B Common Stock held directly by AH I-A. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock.

2 Based on 58,191,403 shares of the Issuer’s Class A Common Stock outstanding as of December 31, 2017, as reported by the Issuer to the Reporting Person, plus 736,791 shares of the Issuer’s Class B Common Stock held by the Reporting Person as of December 31, 2017, which are treated as converted into Class A Common Stock only for the purpose of computing the percentage ownership of the Reporting Person.

CUSIP NO. 679295105	13 G	Pages 4 of 18

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Andreessen Horowitz Fund I-B, L.P. (“AH I-B”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
341,701 shares[1], except that AH Equity I, the general partner of AH I-B, may be deemed to have sole power to vote these shares, and Andreessen and Horowitz, the managing members of AH Equity I, may be deemed to have shared power to vote these shares.
	6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
341,701 shares[1], except that AH Equity I, the general partner of AH I-B, may be deemed to have sole power to dispose of these shares, and Andreessen and Horowitz, the managing members of AH Equity I, may be deemed to have shared power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 341,701
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.6%[2]
12	TYPE OF REPORTING PERSON* PN

1 Represents 341,701 shares of Class B Common Stock held directly by AH I-B. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock.

2 Based on 58,191,403 shares of the Issuer’s Class A Common Stock outstanding as of December 31, 2017, as reported by the Issuer to the Reporting Person, plus 341,701 shares of the Issuer’s Class B Common Stock held by the Reporting Person as of December 31, 2017, which are treated as converted into Class A Common Stock only for the purpose of computing the percentage ownership of the Reporting Person.

CUSIP NO. 679295105	13 G	Pages 5 of 18

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) AH Equity Partners I, L.L.C. (“AH Equity I”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
6,342,793 shares[1], of which 5,264,301 are directly owned by AH I, 736,791 are directly owned by AH I-A and 341,701 are directly owned by AH I-B. AH Equity I, the general partner of AH I, AH I-A and AH I-B, may be deemed to have sole power to vote these shares, and Andreessen and Horowitz, the managing members of AH Equity I, may be deemed to have shared power to vote these shares.
	6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER

6,342,793 shares[1], of which 5,264,391 are directly owned by AH I, 736,791 are directly owned by AH I-A and 341,701 are directly owned by AH I-B. AH Equity I, the general partner of AH I, AH I-A and AH I-B, may be deemed to have sole power to dispose of these shares, and Andreessen and Horowitz, the managing members of AH Equity I, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,342,793
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.8%[2]
12	TYPE OF REPORTING PERSON* OO

1 Represents 6,342,793 shares of Class B Common Stock. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock.

2 Based on 58,191,403 shares of the Issuer’s Class A Common Stock outstanding as of December 31, 2017, as reported by the Issuer to the Reporting Person, plus 6,342,793 shares of the Issuer’s Class B Common Stock indirectly held by the Reporting Person as of December 31, 2017, which are treated as converted into Class A Common Stock only for the purpose of computing the percentage ownership of the Reporting Person.

CUSIP NO. 679295105	13 G	Pages 6 of 18

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) AH Parallel Fund IV, L.P. (“AH Parallel IV”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
1,423,279 shares[1], except that AH Equity Partners IV (Parallel), L.L.C. (“AH Equity Parallel IV”), the general partner of AH Parallel IV, may be deemed to have sole power to vote these shares, and Andreessen and Horowitz, the managing members of AH Equity Parallel IV, may be deemed to have shared power to vote these shares.
	6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
1,423,279 shares[1], except that AH Equity Parallel IV, the general partner of AH Parallel IV, may be deemed to have sole power to dispose of these shares, and Andreessen and Horowitz, the managing members of AH Equity Parallel IV, may be deemed to have shared power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,423,279
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.4%[2]
12	TYPE OF REPORTING PERSON* PN

1 Represents 1,423,279 shares of Class B Common Stock held directly by AH Parallel IV. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock.

2 Based on 58,191,403 shares of the Issuer’s Class A Common Stock outstanding as of December 31, 2017, as reported by the Issuer to the Reporting Person, plus 1,423,279 shares of the Issuer’s Class B Common Stock held by the Reporting Person as of December 31, 2017, which are treated as converted into Class A Common Stock only for the purpose of computing the percentage ownership of the Reporting Person.

CUSIP NO. 679295105	13 G	Pages 7 of 18

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) AH Parallel Fund IV-A, L.P. (“AH Parallel IV-A”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
4,862 shares[1], except that AH Equity Parallel IV, the general partner of AH Parallel IV-A, may be deemed to have sole power to vote these shares, and Andreessen and Horowitz, the managing members of AH Equity Parallel IV, may be deemed to have shared power to vote these shares.
	6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
4,862 shares[1], except that AH Equity Parallel IV, the general partner of AH Parallel IV-A, may be deemed to have sole power to dispose of these shares, and Andreessen and Horowitz, the managing members of AH Equity Parallel IV, may be deemed to have shared power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,862
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.0%[2]
12	TYPE OF REPORTING PERSON* PN

1 Represents 4,862 shares of Class B Common Stock held directly by AH Parallel IV-A. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock.

2 Based on 58,191,403 shares of the Issuer’s Class A Common Stock outstanding as of December 31, 2017, as reported by the Issuer to the Reporting Person, plus 4,862 shares of the Issuer’s Class B Common Stock held by the Reporting Person as of December 31, 2017, which are treated as converted into Class A Common Stock only for the purpose of computing the percentage ownership of the Reporting Person.

CUSIP NO. 679295105	13 G	Pages 8 of 18

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) AH Parallel Fund IV-B, L.P. (“AH Parallel IV-B”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
39,852 shares[1], except that AH Equity Parallel IV, the general partner of AH Parallel IV-B, may be deemed to have sole power to vote these shares, and Andreessen and Horowitz, the managing members of AH Equity Parallel IV, may be deemed to have shared power to vote these shares.
	6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
39,852 shares[1], except that AH Equity Parallel IV, the general partner of AH Parallel IV-B, may be deemed to have sole power to dispose of these shares, and Andreessen and Horowitz, the managing members of AH Equity Parallel IV, may be deemed to have shared power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 39,852
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.1%[2]
12	TYPE OF REPORTING PERSON* PN

1 Represents 39,852 shares of Class B Common Stock held directly by AH Parallel IV-B. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock.

2 Based on 58,191,403 shares of the Issuer’s Class A Common Stock outstanding as of December 31, 2017, as reported by the Issuer to the Reporting Person, plus 39,852 shares of the Issuer’s Class B Common Stock held by the Reporting Person as of December 31, 2017, which are treated as converted into Class A Common Stock only for the purpose of computing the percentage ownership of the Reporting Person.

CUSIP NO. 679295105	13 G	Pages 9 of 18

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) AH Parallel Fund IV-Q, L.P. (“AH Parallel IV-Q”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
185,857 shares[1], except that AH Equity Parallel IV, the general partner of AH Parallel IV-Q, may be deemed to have sole power to vote these shares, and Andreessen and Horowitz, the managing members of AH Equity Parallel IV, may be deemed to have shared power to vote these shares.
	6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
185,857 shares[1], except that AH Equity Parallel IV, the general partner of AH Parallel IV-Q, may be deemed to have sole power to dispose of these shares, and Andreessen and Horowitz, the managing members of AH Equity Parallel IV, may be deemed to have shared power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 185,857
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.3%[2]
12	TYPE OF REPORTING PERSON* PN

1 Represents 185,857 shares of Class B Common Stock held directly by AH Parallel IV-Q. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock.

2 Based on 58,191,403 shares of the Issuer’s Class A Common Stock outstanding as of December 31, 2017, as reported by the Issuer to the Reporting Person, plus 185,857 shares of the Issuer’s Class B Common Stock held by the Reporting Person as of December 31, 2017, which are treated as converted into Class A Common Stock only for the purpose of computing the percentage ownership of the Reporting Person.

CUSIP NO. 679295105	13 G	Pages 10 of 18

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) AH Equity Partners IV (Parallel), L.L.C. (“AH Equity Parallel IV”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
1,653,850 shares[1], of which 1,423,279 are directly owned by AH Parallel IV, 4,862 are directly owned by AH Parallel IV-A, 39,852 are directly owned by AH Parallel IV-B and 185,857 are directly owned by AH Parallel IV-Q. AH Equity Parallel IV, the general partner of AH Parallel IV, AH Parallel IV-A, AH Parallel IV-B and AH Parallel IV-Q, may be deemed to have sole power to vote these shares, and Andreessen and Horowitz, the managing members of AH Equity Parallel IV, may be deemed to have shared power to vote these shares.
	6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER

1,653,850 shares[1], of which 1,423,279 are directly owned by AH Parallel IV, 4,862 are directly owned by AH Parallel IV-A, 39,852 are directly owned by AH Parallel IV-B and 185,857 are directly owned by AH Parallel IV-Q. AH Equity Parallel IV, the general partner of AH Parallel IV, AH Parallel IV-A, AH Parallel IV-B and AH Parallel IV-Q, may be deemed to have sole power to dispose of these shares, and Andreessen and Horowitz, the managing members of AH Equity Parallel IV, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,653,850
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.8%[2]
12	TYPE OF REPORTING PERSON* OO

1 Represents 1,653,850 shares of Class B Common Stock. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock.

2 Based on 58,191,403 shares of the Issuer’s Class A Common Stock outstanding as of December 31, 2017, as reported by the Issuer to the Reporting Person, plus 1,653,850 shares of the Issuer’s Class B Common Stock indirectly held by the Reporting Person as of December 31, 2017, which are treated as converted into Class A Common Stock only for the purpose of computing the percentage ownership of the Reporting Person.

CUSIP NO. 679295105	13 G	Pages 11 of 18

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) AH Capital Management, L.L.C. (“AH Capital”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 31,909 shares[1]. Andreessen and Horowitz, the members of AH Capital, may be deemed to have shared power to vote these shares.
	6	SHARED VOTING POWER See response to row 5.
	7	SOLE DISPOSITIVE POWER 31,909 shares[1]. Andreessen and Horowitz, the members of AH Capital, may be deemed to have shared power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,909
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.1%[2]
12	TYPE OF REPORTING PERSON* OO

1 Represents 31,909 shares of the Issuer’s Class A Common Stock held directly by the Reporting Person.

2 Based on 58,191,403 shares of the Issuer’s Class A Common Stock outstanding as of December 31, 2017, as reported by the Issuer to the Reporting Person.

CUSIP NO. 679295105	13 G	Pages 12 of 18

1	NAME OF REPORTING PERSONS Marc Andreessen (“Andreessen”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
6

SHARED VOTING POWER
8,028,552 shares[1], of which 5,264,301 are directly owned by AH I, 736,791 are directly owned by AH I-A, 341,701 are directly owned by AH I-B, 1,423,279 are directly owned by AH Parallel IV, 4,862 are directly owned by AH Parallel IV-A, 39,852 are directly owned by AH Parallel IV-B, 185,857 are directly owned by AH Parallel IV-Q, and 31,909 are directly owned by AH Capital. Andreessen is a managing member of AH Equity I, the general partner of AH I, AH I-A and AH I-B, a managing member of AH Equity Parallel IV, the general partner of AH Parallel IV, AH Parallel IV-A, AH Parallel IV-B and AH Parallel IV-Q, and a member of AH Capital, and may be deemed to have shared power to vote these shares.

In addition, Andreessen may be deemed to have shared power to vote 973,335 shares[2], of which 972,056 shares are directly held by the LAMA Community Trust and 1,279 shares are directly held by the Andreessen 1996 Living Trust.

	7	SOLE DISPOSITIVE POWER 0 shares
8

SHARED DISPOSITIVE POWER
8,028,552 shares[1], of which 5,264,301 are directly owned by AH I, 736,791 are directly owned by AH I-A, 341,701 are directly owned by AH I-B, 1,423,279 are directly owned by AH Parallel IV, 4,862 are directly owned by AH Parallel IV-A, 39,852 are directly owned by AH Parallel IV-B, 185,857 are directly owned by AH Parallel IV-Q, and 31,909 are directly owned by AH Capital. Andreessen is a managing member of AH Equity I, the general partner of AH I, AH I-A and AH I-B, and a managing member of AH Equity Parallel IV, the general partner of AH Parallel IV, AH Parallel IV-A, AH Parallel IV-B, AH Parallel IV-Q, and a member of AH Capital, and may be deemed to have shared power to dispose of these shares.

In addition, Andreessen may be deemed to have shared power to dispose of 973,335 shares[2], of which 972,056 shares are directly held by the LAMA Community Trust and 1,279 shares are directly held by the Andreessen 1996 Living Trust.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,001,887
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 13.6%[3]
12	TYPE OF REPORTING PERSON* IN

1 Represents 7,996,643 shares of Class B Common Stock and 31,909 shares of Class A Common Stock. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock.

2 Represents 972,056 shares of Class A Common Stock directly held by the LAMA Community Trust, of which the Reporting Person and his spouse are trustees, and 1,279 shares of Class A Common Stock directly held by the Andreessen 1996 Living Trust, of which JP Morgan Chase Bank, N.A. (successor-in-interest to J.P. Morgan Trust Company, N.A.) and the Reporting Person are trustees.

3 Based on 58,191,403 shares of the Issuer’s Class A Common Stock outstanding as of December 31, 2017, as reported by the Issuer to the Reporting Person, plus 7,996,643 shares of the Issuer’s Class B Common Stock indirectly held by the Reporting Person as of December 31, 2017, which are treated as converted into Class A Common Stock only for the purpose of computing the percentage ownership of the Reporting Person.

CUSIP NO. 679295105	13 G	Pages 13 of 18

1	NAME OF REPORTING PERSONS Ben Horowitz (“Horowitz”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 828,530 shares[1]
6	SHARED VOTING POWER
8,028,552 shares[2], of which 5,264,301 are directly owned by AH I, 736,791 are directly owned by AH I-A, 341,701 are directly owned by AH I-B, 1,423,279 are directly owned by AH Parallel IV, 4,862 are directly owned by AH Parallel IV-A, 39,852 are directly owned by AH Parallel IV-B, 185,857 are directly owned by AH Parallel IV-Q, and 31,909 are directly owned by AH Capital. Horowitz is a managing member of AH Equity I, the general partner of AH I, AH I-A and AH I-B, a managing member of AH Equity Parallel IV, the general partner of AH Parallel IV, AH Parallel IV-A, AH Parallel IV-B and AH Parallel IV-Q, and a member of AH Capital, and may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER 828,530 shares[1]
8	SHARED DISPOSITIVE POWER
8,028,552 shares[2], of which 5,264,301 are directly owned by AH I, 736,791 are directly owned by AH I-A, 341,701 are directly owned by AH I-B, 1,423,279 are directly owned by AH Parallel IV, 4,862 are directly owned by AH Parallel IV-A, 39,852 are directly owned by AH Parallel IV-B, 185,857 are directly owned by AH Parallel IV-Q, and 31,909 are directly owned by AH Capital. Horowitz is a managing member of AH Equity I, the general partner of AH I, AH I-A and AH I-B, a managing member of AH Equity Parallel IV, the general partner of AH Parallel IV, AH Parallel IV-A, AH Parallel IV-B and AH Parallel IV-Q, and a member of AH Capital, and may be deemed to have shared power to dispose of these shares.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,857,082
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 13.4%[3]
12	TYPE OF REPORTING PERSON* IN

1 Represents 828,530 shares of Class A Common Stock held by a family trust for which the Reporting Person is a trustee.

2 Represents 7,996,643 shares of Class B Common Stock and 31,909 shares of Class A Common Stock. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock.

3 Based on 58,191,403 shares of the Issuer’s Class A Common Stock outstanding as of December 31, 2017, as reported by the Issuer to the Reporting Person, plus 7,996,643 shares of the Issuer’s Class B Common Stock indirectly held by the Reporting Person as of December 31, 2017, which are treated as converted into Class A Common Stock only for the purpose of computing the percentage ownership of the Reporting Person.

CUSIP NO. 679295105	13 G	Pages 14 of 18

ITEM 1(A).	NAME OF ISSUER

Okta, Inc.

ITEM 1(B).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

301 Brannan Street

San Francisco, California 94107

ITEM 2(A).	NAME OF PERSONS FILING

This Schedule 13G is filed by Andreessen Horowitz Fund I, L.P., a Delaware limited partnership (“AH I”), Andreessen Horowitz Fund I-A, L.P., a Delaware limited partnership (“AH I-A”), Andreessen Horowitz Fund I-B, L.P., a Delaware limited partnership (“AH I-B”), AH Equity Partners I, L.L.C., a Delaware limited liability company (“AH Equity I”), AH Parallel Fund IV, L.P., a Delaware limited partnership, AH Parallel Fund IV-A, L.P., a Delaware limited partnership, AH Parallel Fund IV-B, L.P., a Delaware limited partnership, AH Parallel Fund IV-Q, L.P., a Delaware limited partnership, AH Equity Partners IV (Parallel), L.L.C., a Delaware limited liability company (“AH Equity Parallel IV”), AH Capital Management, L.L.C., a Delaware limited liability company (“AH Capital”), Marc Andreessen (“Andreessen”) and Ben Horowitz (“Horowitz”). The foregoing entities and individuals are collectively referred to as the “Reporting Persons.”

AH Equity I is the general partner of AH I, AH I-A and AH I-B, and may be deemed to have sole power to vote and sole power to dispose of shares of the issuer directly owned by AH I, AH I-A and AH I-B. Andreessen and Horowitz are managing members of AH Equity I and may be deemed to have shared power to vote and shared power to dispose of shares of the issuer directly owned by AH I, AH I-A and AH I-B.

AH Equity Parallel IV is the general partner of AH Parallel IV, AH Parallel IV-A, AH Parallel IV-B and AH Parallel IV-Q, and may be deemed to have sole power to vote and sole power to dispose of shares of the issuer directly owned by AH Parallel IV, AH Parallel IV-A, AH Parallel IV-B and AH Parallel IV-Q. Andreessen and Horowitz are managing members of AH Equity Parallel IV and may be deemed to have shared power to vote and shared power to dispose of shares of the issuer directly owned by AH Parallel IV, AH Parallel IV-A, AH Parallel IV-B and AH Parallel IV-Q.

Andreessen and Horowitz are members of AH Capital and may be deemed to have shared power to vote and shared power to dispose of shares of the issuer directly owned by AH Capital.

ITEM 2(B).	ADDRESS OF PRINCIPAL OFFICE

The address for each of the Reporting Persons is:

Andreessen Horowitz

2865 Sand Hill Road

Suite 101

Menlo Park, California 94025

ITEM 2(C)	CITIZENSHIP

See Row 4 of cover page for each Reporting Person.

ITEM 2(D)	TITLE OF CLASS OF SECURITIES Class A Common Stock, $0.0001 par value

ITEM 2(E)	CUSIP NUMBER

679295105

CUSIP NO. 679295105	13 G	Pages 15 of 18

ITEM 3.	Not Applicable.

ITEM 4.	OWNERSHIP The following information with respect to the ownership of the Class A Common Stock of the issuer by the persons filing this Statement is provided as of December 31, 2017.

(a)	Amount beneficially owned: See Row 9 of cover page for each Reporting Person.

(b)	Percent of Class: See Row 11 of cover page for each Reporting Person.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: See Row 5 of cover page for each Reporting Person.

(ii)	Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of: See Row 8 of cover page for each Reporting Person.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS Not applicable.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Under certain circumstances set forth in the limited partnership agreements of AH I, AH I-A, AH I-B, AH Parallel IV, AH Parallel IV-A, AH Parallel IV-B, AH Parallel IV-Q and the limited liability company agreements of AH Equity I, AH Equity Parallel IV and AH Capital, the general partner and limited partners or members, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the issuer owned by each such entity of which they are a partner or a member, as the case may be.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP. Not applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP. Not applicable.

ITEM 10.	CERTIFICATION. Not applicable.

CUSIP NO. 679295105	13 G	Pages 16 of 18

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2018

Andreessen Horowitz Fund I, L.P.
Andreessen Horowitz Fund I-A, L.P.
Andreessen Horowitz Fund I-B, L.P.

By: AH Equity Partners I, L.L.C.
Its: General Partner

By:	/s/ Scott Kupor
Scott Kupor, Chief Operating Officer

AH Equity Partners I, L.L.C.

By:	/s/ Scott Kupor
Scott Kupor, Chief Operating Officer

AH Parallel Fund IV, L.P.
AH Parallel Fund IV-A, L.P.
AH Parallel Fund IV-B, L.P.
AH Parallel Fund IV-Q, L.P.

By: AH Equity Partners IV (Parallel), L.L.C.
Its: General Partner

By:	/s/ Scott Kupor
Scott Kupor, Chief Operating Officer

AH Equity Partners IV (Parallel), L.L.C.

By:	/s/ Scott Kupor
Scott Kupor, Chief Operating Officer

AH Capital Management, L.L.C.

By :	/s/ Scott Kupor
Scott Kupor, Chief Operating Officer

Marc Andreessen

/s/ Marc Andreessen
Marc Andreessen

Ben Horowitz

/s/ Ben Horowitz
Ben Horowitz

CUSIP NO. 679295105	13 G	Pages 17 of 18

EXHIBIT INDEX

Found on Sequentially
Exhibit	Numbered Page

Exhibit A: Agreement of Joint Filing	18

CUSIP NO. 679295105	13 G	Pages 18 of 18

exhibit A

Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13G (or any amendment thereto) relating to the Class A Common Stock of Okta, Inc. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13G.

Date: February 13, 2018

Andreessen Horowitz Fund I, L.P.
Andreessen Horowitz Fund I-A, L.P.
Andreessen Horowitz Fund I-B, L.P.

By: AH Equity Partners I, L.L.C.
Its: General Partner

By:	/s/ Scott Kupor
Scott Kupor, Chief Operating Officer

AH Equity Partners I, L.L.C.

By:	/s/ Scott Kupor
Scott Kupor, Chief Operating Officer

AH Parallel Fund IV, L.P.
AH Parallel Fund IV-A, L.P.
AH Parallel Fund IV-B, L.P.
AH Parallel Fund IV-Q, L.P.

By: AH Equity Partners IV (Parallel), L.L.C.
Its: General Partner

By:	/s/ Scott Kupor
Scott Kupor, Chief Operating Officer

AH Equity Partners IV (Parallel), L.L.C.

By:	/s/ Scott Kupor
Scott Kupor, Chief Operating Officer

AH Capital Management, L.L.C.

By :	/s/ Scott Kupor
Scott Kupor, Chief Operating Officer

Marc Andreessen

/s/ Marc Andreessen
Marc Andreessen

Ben Horowitz

/s/ Ben Horowitz
Ben Horowitz